UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 22, 2022

NUVUS GRO CORP.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9. Other Events

On September 22, 2022, Nuvus Gro Corp. (the “Company”), filed a Certificate of Amendment to Articles of Incorporation of the Company (the “Certificate of Amendment”) with the Secretary of State of the State of Nevada, pursuant to which the authorized shares of common stock was increased to 20,000,000,000.

The Certificate of Amendment was approved by the holder of approximately 99% of the total issued and outstanding common stock of the Company by written consent on September 22, 2022.  Such approval and consent constitute the approval and consent of at least a majority of the voting power of the Company’s outstanding capital stock and are sufficient under Section 78.320 of the Nevada Revised Statutes and the Company’s Articles of Incorporation and Bylaws then in effect to approve the Certificate of Amendment.

The Certificate of Amendment is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

EXHIBITS

Exhibit No.	Description

2.1	Certificate of Amendment to Articles of Incorporation filed with the Secretary of State of State of Nevada on September 22, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUVUS GRO CORP.

Date:	September 23, 2022	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

3